

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Gary Riccio
Chief Executive Officer and
    Principal Financial Officer
BioPharma Manufacturing Solutions, Inc.
1443 Merion Way, #51G
Seal Beach, California 90740

> **Re: BioPharma Manufacturing Solutions, Inc. (Company)**
>
> **Registration Statement on Form S-1**
> **File No.: 333-184494**
>
> **Form 8-K dated October 11, 2012**
> **File No.: 000-54423**

Dear Mr. Riccio,

Your letter sent to the staff on March 1, 2013 in response to the staff's comments on your registration statement pursuant to the Securities Act of 1933 on Form S-1 (1933 Act IPO) was forwarded to the Division's Office of the Chief Accountant. We note that the Company qualifies as an Emerging Growth Company under the JOBS Act, and also as a Smaller Reporting Company subject to Article 8 of Regulation S-X, and has previously registered under the Exchange Act of 1934 on Form 10. In your 1933 Act IPO and in your Form 8-K (as amended) reporting the following transaction, you state that on October 11, 2012, the Company acquired BioPharmaceutical Process Engineering and Consulting Services (BPECS), a component of GMR Engineering Inc. (GMR; a private company) in exchange for one million shares of the Company's common stock out of 94.3 million shares outstanding currently. Your letter addresses the financial statements required to be filed in your 1933 Act IPO and in your Form 8-K.

We note that subsequent to the Company's formation in April 2011 and prior to the acquisition of BPECS, the Company had recognized no revenues and was a development stage entity. Your response to the staff's comments dated February 11, 2013 indicates the reasons you have concluded the acquisition of BPECS was the acquisition of a business. Therefore, the acquisition of BPECS constituted the acquisition of the Company's predecessor for which financial statements are required to be provided pursuant to Rules 8-02 and 8-03 of Regulation S-X rather than Rule 8-04. Full audited financial statements are required for a predecessor, and Statements of Revenues and Direct Expenses are not sufficient.

Full audited financial statements of BPECS should be included in the 1933 Act IPO, in the Form 8-K and in the Company's 2012 Form 10-K, when filed, for the year ended December 31, 2011 and for the period from January 1, 2012 through October 10, 2012, the date prior to acquisition. Since these financial statements were not included in the Company's Form 8-K reporting the transaction, that Form 8-K was materially deficient and thus not considered to be filed for purposes of Rule 8-08. As a result, the Company is required pursuant to Rule 8-08 to update its financial statements included in the 1933 Act IPO to include its audited financial statements for the year ended December 31, 2012, which financial statements will reflect the acquisition of BPECS on October 11, 2012. Financial statements of the Company for periods prior to October 11 should be those of BPECS, since it is the predecessor.

The staff's conclusion is based on the information included in your letter, in your response to staff comments, and disclosures included in the Company's 1933 Act IPO and filings under the Exchange Act of 1934. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant